Invest in Hoop Tea

Alcohol Retail Manufacturing Cocktails Product

Take A Sip, Enjoy The Trip

HOOPTEA.COM OCEAN CITY MARYLAND





When I created Hoop Tea, I was simply making something I wished existed. I've always been careful about what goes into my body, and grew frustrated with the lack of clean-label alcoholic products. I saw grocery stores shift their focus to 'better-for-you' options and realized liquor stores weren't keeping up. I believed there was a better way.

Danny Robinson Founder & CEO of Hoop Tea @ Hoop Tea

Why you may want to invest in us...

1. The demand for Hoop Tea is spreading faster than we can keep up with it. Every dollar invested translates to increased sales.
2. The Flavored Malt Beverage category is booming, surpassing craft beer. We are one of the only craft brands pioneering the category.
3. In a single summer, (as a division of SB1 Inc.) we achieved $1.3mm with only one full time employee and no outside investment!
4. Hoop Tea's organic growth and demand from our loyal tribe of fans has landed our brand in the country's top bars and chain stores.
5. We've assembled a leadership team of industry superstars bringing experience from established companies such as Heineken and Molson.

The founder

MAJOR ACCOMPLISHMENTS



Danny Robinson

Founder & CEO of Hoop Tea

With over 30 years of leadership experience, Danny is an innovative founder and effective marketer. He has built several successful businesses including Backshore Brewing Co, Pickles Pub, Hammerheads Grill, Guido's Burritos, and 8th St. Liquors.

Some of our investors

WE'VE RAISED $196,770 FROM 99 INVESTORS SINCE OUR FOUNDING



Benny Feehley

Marketing is not a battle of products, it's a battle of perceptions.



Travis Blackistone

Real estate investor, firefighter/paramedic.



Alexander Clarence McIntosh

Investor & Entrepreneur



Michael Beavan

entrepreneur



Robin Faller Durst

Single mom loving the salt life!



Jason Bullock



Cortney Bullock



Derek DeJoe



Janice Valois

along with 90 other investors

In the news

Hoop Tea Announces the Launch of Equity Crowdfunding Campaign with We Funder - BevNET.com

Hoop Tea, Inc. announced the launch of its first official registered equity crowdfunding campaign in partnership with WeFunder. Hoop Tea is raising capital to grow the brand from local success to national beverage

January 30, 2020 @ bevnet.com



Post | Spiked & Skinny

January 29, 2020 @ spikedandskinny.com

Hoop Tea stops by CBS Baltimore

WATCH: Hoop Tea stops by WJZ with summer in a jar! Hand crafted in Ocean City from purified water, tea leaves, organic cane sugar, fruit, herbs, & 4%...

November 20, 2019 @ facebook.com

Downloads

Final Wefunder.pdf

The Hoop Tea story

Born in a tiny brewery on the beach of Ocean City MD, Hoop Tea is a brand of tea-based alcoholic beverages for modern consumers who prefer products with ‘clean labels’, low calories, and thoughtful ingredients.

Hoop Tea was started by free spirited individuals who decided to quit their jobs and move to the beach. While simply "creating things they wished existed", the Hoop Tea team quickly became pioneers of the exploding "beyond beer" alcohol category.


Hoop Tea

Our purpose

> *According to Danny, the founder of Hoop Tea;*
> *"I've always been careful about what goes into my body, but I grew frustrated that I couldn't find any clean-label or organic options when I joined my friends for drinks. I watched the change in grocery and convenience stores as they focused on better-for-you options when consumers began to seek alternatives to artificial, sugary, and high calorie foods. Unfortunately liquor stores and bars have shelves that look the same as they have for the past 40 years. We believe there is a better way. Using thoughtful ingredients, we've created a beverage to be enjoyed without great sacrifice to your health or compromising on flavor. We create options for people, like me, who are concerned with their wellness, but still want to enjoy a vibrant social life."*


Hoop Tea
White Mango
Hoop Tea
Sweet Lemon

How it all started

> *I've been in the hospitality business my whole life. I began by parking cars, washing dishes, and eventually bootstrapped my way up to owning my own bars and restaurants. In 2013 I fulfilled my dream of opening a brewery on the beach of Ocean City MD. We brew our beer with our toes in the sand and the sun on our faces, so it's fitting that this is where Hoop Tea was born.*

> *In Ocean City we spend our mornings surfing or practicing yoga, then re-fuel at a local fresh juice shop or organic market. After a day's work at the brewery we'll usually meet up with friends at a local beach bar to watch the sun set. I noticed that my healthy habits had to be left at the door, and I heard the same complaint from many of my friends. I couldn't help but think there was a glaring need for something different and, since I owned a brewery, I thought there was no one better suited to craft a concoction to make all my juice drinking, yoga practicing, surf riding friends have a happier happy-hour.*

> *We launched the first iteration of Hoop Tea a few years ago after making some small batches in the brewery. We immediately got bombarded with inquiries from customers as well as bars and retail stores asking where to purchase our product. The following year we decided to package our alcoholic tea in eco-friendly 3 liter pouches and distribute them to local bars. We made 4 flavors including White Mango, Watermelon Mint Green Tea, Peach Tea Lemonade, and Sweet Lemon. In no time our little brand gained a cult-like tribe of loyal followers and the demand is spreading faster than we can keep up with it.*


Hoop Tea
Hoop Tea
Watermelon Mint Green Tea
Hoop Tea
Pineapple Passionfruit


Hoop Tea
Variety Pack

Our products are created with natural ingredients, purified water, organic cane sugar, and a thousands of years old process of fermenting natural sugars to create alcohol.


PARTY POUCH
Our innovative 3 liter party pouches are popular with popular with beach goers, boaters, and other outdoor activities. 5% alcohol, made with natural ingredients, and cane sugar. Available in Mango, Peach, and Watermelon.
12OZ SKINNY CANS
12oz Skinny Cans are a new release for 2019. For sale in 6 packs, 12 packs, and variety packs. Available in Mango, Watermelon, and 2019's new flavor release- Pineapple Passionfruit! 5% alcohol, made with natural ingredients, and cane sugar.
HOOP TEA AIRE
Hoop Tea "Aire" brand is a line of 90 calorie gluten free tea infused sparkling beverages made with trending ingredients and 4% alcohol. Available in 12oz skinny cans. Flavors include Kiwi Berry Matcha (new 2019), Orange Hibiscus, and Goji Berry.

Today's consumers are increasingly turning towards emerging brands. They place importance on authentic brand stories and distrust the advertising of large companies. This trend has helped Hoop Tea achieve remarkable sales growth and a cult-like following in the Mid-Atlantic region.

While the "beyond beer" or "flavored malt beverage" category has dwarfed the growth of almost all alcohol categories, including craft beer, Hoop Tea remains one of the only craft brands achieving success against the larger competitors.


2015
2016
355%
2017
158%
2018
42%
SALES

Note: the above shows sales of Southbound One, Inc., who have conducted all historic sales for Hoop Tea. Hoop Tea, Inc., the company conducting this raise, is a new entity.



THE MARKET

Below is a snapshot of 2018 FMBs industry sales data. 2019 sales are breaking records and hitting historic increases.

	DOLLAR SALES	% TO LY
SMIRNOFF	$341,279,205	14.8%
TWISTED TEA	$323,631,885	21.8%
MIKES HARDER	$303,274,280	11%
MIKES HARD	$265,205,086	-3.1%
BUD LIGHT LIME	$252,532,954	-15.2%
REDDS	$230,745,912	-18.7%
WHITE CLAW SELTZER	$194,505,683	241.7%
FOUR LOKO	$145,348,604	-5.4%
TRULY SPARKLING	$131,439,528	178.8%
TOTAL SALES*****	$2,555,899,775	10.7%

*Includes brands not listed.

Source: Information Resources Inc. Total U.S. supermarkets, drug stores, gas, and convenience stores, mass merchandisers, military commissaries, and select club and dollar retail chains for 53 weeks ending 12.30.18.

$194MM 2018 SALES
241% INCREASE
$323MM 2018 SALES
21% INCREASE
$303MM 2018 SALES
11% INCREASE

While the Hoop Tea brand has shown remarkable traction with limited resources and almost no employees, we've decided it's time to 'pour fuel on the fire' by hiring a team of superstars to handle sales, marketing, production, and finance.

We have the unfair advantage of being an exciting, free spirited, and authentic brand which no big competitor can recreate. Raising capital is our last hurdle to becoming an unstoppable brand.



Investor Q&A

– COLLAPSE ALL

What does your company do?

Hoop Tea is a spiked iced tea brand that was created at Backshore Brewing Co on the beach of Ocean City, MD in the summer of 2016. Hoop Tea products are 'better for you' alcoholic beverages for modern consumers who prefer products with 'clean labels' and thoughtful ingredients.

Where will your company be in 5 years?

We intend to replicate the business model of repeating our successful strategies across the country. As Hoop Tea products continue to capture market share from larger competitors, we understand this makes us an attractive acquisition target for established companies, who struggle against emerging brands with authentic brand stories. While currently focused on asserting our leadership position in this category, a strategic partnership would accelerate our national and global growth.

Why did you choose this idea?

When I created Hoop Tea, I was simply making something I wished existed. I've always been careful about what goes into my body, and grew frustrated with the lack of clean-label alcoholic products. I saw grocery stores shift their focus to 'better-for-you' options and realized liquor stores weren't keeping up. I believed there was a better way.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

The stars are aligning for us. This category is exploding right now, dwarfing the growth of craft beer. We predicted that consumers' attention would turn towards healthier alcohol options, and the trend is evident in the popularity of spiked seltzers and hard kombucha.

What is your proudest accomplishment?

With Danny as the only full time employee, and no outside funding, Hoop Tea products achieved $1.3 million in sales in a single summer of 2018 (while a subsidiary division of Southbound One Inc).
We're also proud that our consumers are willing to pay more for our product than competitors. Our craft brand image and quality ingredients have positioned us as a premium product, creating a barrier against competition.

How far along are you? What's your biggest obstacle?

The Hoop Tea brand has achieved a cult-like following in the Mid-Atlantic region. A successful fundraise would provide Hoop Tea Inc sufficient resources to allow us to meet the growing demand for the product.
In a nutshell, our main challenge is that we can't keep up with demand. We need capital to fund the purchase of raw materials, achieve better price margins, and grow our sales and marketing staff.

Who are your competitors? Who is the biggest threat?

Our closest competitor would be Twisted Tea, who has yearly sales of about $350mm. They have recently released a "craft" version of their product, (we believe in response to the success of Hoop Tea), and other copy-cat brands have emerged that resemble our brand. Many national brands have produced their own version of a craft hard tea in response to market trends, but have struggled to gain market share. We also have competition from the hard seltzer brands, who also target 'health and calorie conscious' consumers.

What do you understand that your competitors don't?

Modern consumers hate being advertised to. Authenticity of a company is important and they need to trust a brand before giving them their money. Big companies with large budgets have little advantage.
We dig deep roots and build relationships within our territories and communities.

How will you make money?

As owner of the intellectual property and Hoop Tea brand, Hoop Tea Inc receives royalties from the manufacture and sale of Hoop Tea by Southbound One Inc. Additional capital will allow Hoop Tea Inc. to grow sales staff, helping to secure shelf space in existing and new territories. Having Southbound purchase raw materials in larger quantities will substantially lower cost of goods, driving profitability and helping against low priced options of competitors, potentially resulting in increased royalty revenue to Hoop Tea Inc.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Our risks lie in interruptions to our supply chain. While outsourcing our manufacturing helps us save capital and allows us to focus on sales and marketing, we have to rely on the efficiencies of outside parties. Another risk factor is our need for raw materials, such as aluminum cans, which are susceptible to market conditions, affecting profitability.

What do you need the most help with?

Scaling a business quickly presents new challenges every day. We are always seeking mentors with experience in turning a start-up company into a national brand.

What would you do with the money you raise?

The money we raise will be used to advance funds to our manufacturer, Southbound One Inc, who will order packaging and ingredients for production, expanding our own sales and marketing teams, and to purchase equipment to enhance quality controls.

What is the royalty agreement between Hoop Tea Inc and Southbound One Inc?

Southbound One Inc is the parent corporation of Backshore Brewing Co, where Hoop Tea started. SB1 also operates a restaurant a micro-brewery. Hoop Tea's historical operations have been within SB1. The Hoop Tea brand is being separated into its own corporation, Hoop Tea Inc, so capital can be raised and dedicated solely to grow the Hoop Tea brand, and not to finance any of SB1'a restaurant or brewery operation. Hoop Tea Inc will own the intellectual property, including the Hoop Tea trademarks and formulas. As the holder of a federal brewing permit, SB1 will produce and sell Hoop Tea, and will pay Hoop Tea Inc a royalty fee for use of the intellectual property, administrative, sales / marketing services provided by Hoop Tea Inc to SB1. This structure was also set up to separate and shield investors from any liabilities that might arise out of SB1's brewery and restaurant operations.

Financials

Hoop Tea has financial statements ending December 31 2019. Our cash in hand is $100, as of September 2019. Over the three months prior, revenues averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $0/month.

At a Glance

January 1 to December 31


$$$$

$0
Revenue



$0
Net Profit


IOU!

$0
Short Term Debt



$0
Raised in 2019



$100
Cash on Hand

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Hoop Tea, Inc., a recently formed Maryland corporation, was organized to acquire and manage the Hoop Tea brand. Hoop Tea is a craft alcoholic beverage brand for modern consumers who prefer products with "clean labels," low calories and thoughtful ingredients. The Hoop Tea brand was created by Southbound One, Inc. as a test in 2015 and went into initial production in 2016, and, as such, all historical sales activities relating to the Hoop Tea brand were conducted by Southbound One, Inc.

Prior to the initial closing of this offering, the Hoop Tea trademark and other related intellectual property (the "HTIP") will be sold and transferred to Hoop Tea, Inc., by Southbound One, Inc. in exchange for shares in Hoop Tea, Inc. Along with and at the time of the HTIP transfer, Hoop Tea, Inc. and Southbound One, Inc. will enter into a royalty and services agreement pursuant to which Hoop Tea, Inc. will license the HTIP to Southbound One, Inc., which under its brewing license will manufacture, package, inventory and distribute the Hoop Tea line of products. In addition to licensing the HTIP to Southbound One, Inc., under the licensing and services agreement Hoop Tea, Inc. will provide services, and may, from time to time, advance funds, to Southbound One, Inc., relating to materials sourcing, manufacturing and equipment acquisition and support, product marketing support, sales support, logistics, warehousing, and other administrative services. In exchange, Hoop Tea, Inc. will receive from Southbound One, Inc. royalties from its sale of Hoop Tea in addition to the return of any funds advanced to Southbound One, Inc. under the royalty and services agreement.
Southbound One, Inc. has been manufacturing and selling Hoop Tea branded products for the past three years. Although under a new corporate structure, Hoop Tea, Inc. intends to replicate the business model and sales strategies established by Southbound One, Inc. into new territories that fit with the Hoop Tea brand strategy. Southbound One, Inc., will continue to be responsible for manufacturing, packaging, distributing and selling the Hoop Tea branded products. There can be no assurances, however, that Hoop Tea, Inc. will be able to replicate the sales levels or results achieved by Southbound One, Inc.

The history of the Hoop Tea brand and any related historical sales results data presented in this offering statement or in the attached exhibits relate to the historical business of Southbound One, Inc. and are being provided for illustrative purposes only.

Milestones Achieved by Southbound One, Inc.

Since Hoop Tea was created:

· The demand for Hoop Tea has been increasing faster than Southbound One, Inc. could keep up with. Hoop Tea, Inc expects that every dollar invested will translate to increased sales.

· The Flavored Malt Beverage (FMB) category is booming, and its growth rate is surpassing that of craft beer. Hoop Tea is one of the only craft FMB brands pioneering the category.

· In a single summer, Southbound One, Inc. achieved $1.3 million in sales of Hoop Tea with only one full time employee and no outside investment!

· Hoop Tea's organic growth and demand from its loyal tribe of fans has landed its brand in some of the country's top bars and chain stores

· Hoop Tea, Inc. has assembled a leadership team of industry superstars bringing experience from established companies such as Heineken and Molson.

There can be no assurances that Hoop Tea, Inc. will be able to replicate or build on any of the historical results achieved by its affiliate, Southbound One, Inc.

Historical Results of Operations

Our company was organized in July 2018 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $0. For the period ended December 31, 2018, the Company had revenues of $0.

- *Assets.* As of December 31, 2019, the Company had total assets of $100, including $100 in cash.As of December 31, 2018, the Company had total assets of $100, including $100 in cash.

- *Net Income.* The Company has had net income of $0 for 2019 and $0 for 2018.

- *Liabilities.* The Company's liabilities totaled $0 for 2019 and $0 for 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

Hoop Tea, Inc. plans to use the proceeds as set forth in this Form C under "Use of Funds". There are no other sources of capital in the immediate future, although the founder can contribute capital to the business if needed.

We will likely require additional financing in excess of the proceeds from this offering in order to perform operations over the lifetime of the Company. We plan to raise additional capital in 12 months although there can be no assurances that we will be successful in this endeavor at all or on terms favorable to us. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Hoop Tea Inc. cash in hand is $100, as of September 2019. Over the three months ending in September 2019, revenues of Hoop Tea, generated by Southbound One, Inc., averaged approximately $140,000 per month, cost of goods sold has averaged $94,000 per month, and operating expenses averaged $49,000 per month. Hoop Tea, Inc. expects that Southbound One, Inc. will continue to be able to sell the Hoop Tea brand and generate royalties for us. The intent of Hoop Tea, Inc is to be profitable through the receipt of royalties in 8 months.

We believe that we'll be able to reach consistent profitability if our Hoop Tea branded products get into large chain stores. We are're currently in discussions with some larger stores, and now that we believe our supply chain, through the historical efforts of Southbound One, Inc. has been stabilized, we feel ready to enter into these stores. We cannot assure you, however, that we will be successful in getting the Hoop Tea brand of products in any of the chain stores that we may target.

We have new flavors planned that, we expect, will allow us to sell "off season" flavors. We anticipate those flavors to be ready to be manufactured in the next 3 - 6 months.

The nature of the business for Hoop Tea products is currently highly seasonal, with the majority of the revenue being generated in May through September. Accordingly, we expect royalty revenues earned on the sale of Hoop Tea products for the six months ending in May 2020 to be approximately $230,000, and the our total operating expenses to be approximately $290,000. It should be noted that the royalty revenue earned by Hoop Tea, Inc. is not the same as the gross sales of the products generated by Southbound One, Inc., as there are product manufacturing costs associated with those gross sales.

We expect (although cannot guarantee) to raise additional capital in 12 - to 18 months following this offering, from institutional investors.;

We plan on introducing our products into territories that are less seasonal in nature than the territories in which Hoop Tea is currently sold.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:	Gross Margin:	Return on Assets:
N/A	N/A	0%
Earnings per Share:	**Revenue per Employee:**	**Cash to Assets:**
$0.00	N/A	100%
Revenue to Receivables:	**Debt Ratio:**	
~	0%	

Hoop Tea Inc. 12-31-19 FS.PDF

Hoop Tea Inc. 12-31-18 FS.PDF

Risks

1. We propose operations under the business plan discussed herein. Potential investors should be made aware of the risk and difficulties encountered by a new enterprise in the alcoholic beverage industry, especially in view of the intense competition from existing businesses in the industry. We are not profitable and the business effort is considered to be in a development stage. We must be regarded as a development venture with all of the unforeseen costs, expenses, problems, risks and difficulties to which such ventures are subject.

2. There is no assurance that we will ever operate profitably. There is no assurance that we will generate revenues or profits, or that you will receive a return on your investment

3. Our manufacturing and marketing service provider, Southbound One, Inc., may be subject to future governmental regulations. Aspects of our business and our products may be regulated at the local, state, and federal levels. Hoop Tea branded products may be subject to state, local and federal environmental laws and regulations, including those relating to the handling and storage of hazardous materials. We and our products may also be subject to significant governmental regulation relating to labor conditions, safety in the workplace, healthcare and other human resource issues. The nature and scope of future legislation, regulations and programs cannot be predicted. While we anticipate that we and our products will be in compliance with all applicable governmental regulations, there still may be risks that such laws and regulations may change with respect to present or future operations and such changes may result in added costs to our manufacturer and distributor, Southbound One, Inc. Such additional costs would increase the cost of investments and operations and decrease the demand for products and services resulting in reduces sales of our Hoop Tea brand and, thus, reduced royalties from Southbound One, Inc. Our subcontractors will be ultimately responsible for compliance with such regulations and for obtaining and maintaining all required permits and licenses. Such compliance may be time consuming and costly, and such expenses may materially affect our future ability... more

READ MORE RISKS

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Allan Forsey	Director, Secretary, Treasurer @ Hoop Tea, Inc.	2018
Daniel Robinson	CEO @ Hoop Tea Inc	2018

Officers

OFFICER	TITLE	JOINED
Allan Forsey	Director	2018
Daniel Robinson	Founder	2018

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Daniel Robinson	4,500,000 Common Stock	90.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$0	Priced Round

Outstanding Debts

None.

Related Party Transactions

Name	Danny Robinson is the majority shareholder and CEO of Hoop Tea, Inc. and the sole shareholder and President of Southbound One, Inc.Daniel Robinson / Southbound One, Inc.
Amount Invested	$0
Transaction type	Other
Issued	11/15/2018
Relationship	Robinson is CEO of Hoop Tea Inc and President of Southbound One Inc

Southbound One, Inc., owned by Danny Robinson, the majority shareholder of Hoop Tea, Inc, will have sold to Hoop Tea, Inc. prior to the first closing of this offering all of the HTIP currently owned by it in exchange for shares of common stock of Hoop Tea, Inc. Hoop Tea, Inc. and Southbound One, Inc. will have entered into a licensing and service agreement pursuant to which Hoop Tea, Inc. will license the HTIP to Southbound One, Inc. and provide certain management and operational services, raw materials, specialized manufacturing equipment and funds to Southbound One, Inc. and Southbound One, Inc. will pay Hoop Tea, Inc. a royalty on its sale of Hoop Tea. The royalty is a fixed amount per case of product sold, that will be adjusted on a quarterly basis as pricing and or product costing changes. / DBA Backshore Brewing Co; DBA Hoop Tea will pay Hoop Tea, Inc. a royalty to use the Hoop Tea intellectual property and also for services provided by Hoop Tea, Inc on its behalf. Southbound One, Inc. is owned by Daniel Robinson. Hoop Tea, Inc. will hold the intellectual property for the Hoop Tea-branded products, provide administrative support, and receive license fees from Southbound One, Inc. from the sale of Hoop Tea. The royalty is a fixed amount per case of product sold, that will be adjusted on a quarterly basis as pricing and/ or product costing changes. Theat initial royalty rate is $5.75 per case of cans and $22.00 per case of pouches. Hoop Tea, Inc may also purchase specialized equipment that may help to improve the cost of manufacture of the Hoop Tea products, in turn, benefitting Hoop Tea in the form of a higher royalty.

Use of Funds

$120,000	37.5% will go to specialized equipment, 55% will go to working capital needs, and 7.5% towards Wefunder fees.
$1,069,999	40% for purchasing raw materials and other inventories to be advanced to Southbound One, Inc., 20% for specialized manufacturing equipment that will be placed with copackers, but may be owned by Hoop Tea, Inc., 32.5% towards staffing and marketing efforts in new territories, 7.5% in Wefunder fees.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Preferred Stock	5,000,000	0	No
Common Stock	25,000,000	5,000,000	Yes

The Funding Portal

Hoop Tea is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC.
CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.

About us
Our Profile
Jobs
Press
Blog
Charter

Investors
Getting Started
Risks
Earning Returns
Funds
Get $1000

Founders
Raise Money
FAQ
Legal Primer
Deals
How to Raise Money

Say Hello
hello@wefunder.com
Twitter
Facebook
Instagram
San Francisco

wefunder.com/hooptea/v8 is managed by Wefunder Portal LLC. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*

Wefunder, Inc., Wefunder Advisors LLC, and Wefunder Portal LLC do not review user-generated content beyond what's required by US law. Some user-generated content, including investor biographical information, may not be accurate.